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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TCSI Corporation
(Name of Subject Company (Issuer))

Rocket Acquisition Sub, Inc.
(Offeror)
Rocket Software, Inc.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

87233R106
(CUSIP Number of Class of Securities)

Johan Magnusson
Rocket Software, Inc.
2 Apple Hill Drive
Natick, Massachusetts 01760
Telephone: 508-655-4321
Telecopier: 508-652-4777
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Peter M. Moldave, Esq. Lucash, Gesmer & Updegrove LLP 40 Broad Street Boston, Massachusetts 02109 Telecopier: 617-350-6878	Robert S. Townsend, Esq. Russell J. Wood, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, California 94105 Telecopier: (415) 268-7522

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$10,722,066	$987

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $0.52 (i.e. the tender offer price) and (ii) 20,619,357, the maximum number of shares of TCSI common stock to be acquired in this tender offer and the merger (including 64,109 shares issuable upon exercise of TCSI stock options with a per share price equal to or less than the tender offer price).
(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 issued by the Securities and Exchange Commission on October 18, 2002, equals 0.0092% of the transaction valuation.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.
☐
Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEMS 1-9, AND ITEM 11.

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Rocket Acquisition Sub, Inc., a Nevada corporation (the "Purchaser") and a wholly owned subsidiary of Rocket Software, Inc., a Delaware corporation ("Rocket"), to purchase all of the outstanding shares of common stock (the "Shares") of TCSI Corporation, a Nevada corporation ("TCSI"), at a purchase price of $0.52 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2002, and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively. This Schedule TO is being filed on behalf of the Purchaser and Rocket. The information set forth in the Offer to Purchase, including Schedule I thereto, and the Letter of Transmittal are hereby incorporated by reference in answer to Items 1-9 and 11 of this Schedule TO.

ITEM 10.    FINANCIAL STATEMENTS

        Not Applicable.

ITEM 12.    EXHIBITS

(a)(1)	Offer to Purchase, dated November 19, 2002.
(a)(2)	Letter of Transmittal.
(a)(3)	Notice of Guaranteed Delivery.
(a)(4)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)	Joint Press Release issued by Rocket Software, Inc. and TCSI Corporation on November 12, 2002
(a)(8)	Summary Newspaper Advertisement published in The New York Times, National Edition, on November 19, 2002
(a)(9)	Press Release issued by Rocket Software, Inc. on November 19, 2002
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of November 12, 2002, by and among Rocket Software, Inc., Rocket Acquisition Sub, Inc. and TCSI Corporation.
(g)	Not applicable.
(h)	Not applicable.

1

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Rocket Acquisition Sub, Inc.
By:	/s/ Johan Magnusson
Name: Johan Magnusson Title: President
Rocket Software, Inc.
By:	/s/ Johan Magnusson
Name: Johan Magnusson Title: Chief Operating Officer and Vice President

Dated:  November 19, 2002

2

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)	Offer to Purchase, dated November 19, 2002.
(a)(2)	Letter of Transmittal.
(a)(3)	Notice of Guaranteed Delivery.
(a)(4)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)	Joint Press Release issued by Rocket Software, Inc. and TCSI Corporation on November 12, 2002.
(a)(8)	Summary Newspaper Advertisement published in The New York Times, National Edition, on November 19, 2002
(a)(9)	Press Release issued by Rocket Software, Inc. on November 19, 2002.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of November 12, 2002, by and among Rocket Software, Inc., Rocket Acquisition Sub, Inc. and TCSI Corporation.
(g)	Not applicable.
(h)	Not applicable.

E-1

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  ITEMS 1-9, AND ITEM 11.
  ITEM 10. FINANCIAL STATEMENTS
  ITEM 12. EXHIBITS
SIGNATURES
INDEX TO EXHIBITS